UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT


The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:         Triarc Deerfield Investment Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):
              280 Park Avenue
              New York, NY 10017

Telephone Number (including area code): (212) 451-3000

Name and address of agent for service of process:
              National Corporate Research, Ltd.
              11 East Chase Street #9E
              Baltimore, MD 21202

Copy to:      Paul, Weiss, Rifkind, Wharton & Garrison LLP
              1285 Avenue of the Americas
              New York, NY  10019-6064
              Attention:  Paul D. Ginsberg


Check one of the following:


[x] The company has filed a registration statement for a class equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
       Registration number 000-50695, filed April 19, 2004


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[_]    The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.


The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable


The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.


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                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 19th day of April, 2004.


                                            TRIARC DEERFIELD INVESTMENT
                                            CORPORATION

                                            By:  /s/ Gregory H. Sachs
                                                 ------------------------------
                                                 Name:  Gregory H. Sachs
                                                 Title: President




Attest: /s/ Frederick L. White
        ----------------------------
        Name:  Frederick L. White
        Title: Assistant Secretary